SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2*)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

60852M104

(CUSIP Number)

Fati Sadeghi-Nejad, Esq. General Counsel QVT Financial LP 1177 Avenue of the Americas, 9th Floor, New York, NY 10036 (212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60852M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60852M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,848,724
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,848,724
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,724
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60852M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2010 and amended by that certain Amendment No. 1 filed with the SEC on January 12, 2011 (the “Schedule 13D”) by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership, and QVT Associates GP LLC (the “Fund GP”), a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”). This Amendment No.2 is being filed for the reasons set forth in Item 4 below. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.	Identity and Background

The fifth paragraph of clauses (a) - (c) of Item 2 is hereby amended and restated in its entirety as follows:

As further described in Item 4, the Fund GP, as general partner for the QVT Bondholders (as defined below), has been engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its Stakeholders on June 21, 2010. The Other Stakeholders are Taconic Opportunity Fund LP, McDonnell Loan Opportunity Fund Ltd., Highland Capital Management, L.P. and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively beneficially own approximately $200 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012 (the “Bonds”). The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as being beneficially owned by them for investment purposes in their ordinary course of business. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011, in connection with the voluntary petition filed by the Company in the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code, Case No. 10-23355, on February 28, 2011, certain holders of the Bonds, including certain Other Stakeholders and certain affiliates of certain Other Stakeholders but not including the Reporting Persons (collectively, the “Consenting Bondholders”) and the Company entered into an agreement (the “Plan Support Agreement”) providing for the implementation of a restructuring transaction with the terms set forth in a plan term sheet attached thereto. Under the Plan Support Agreement, the Consenting Bondholders are committed to support an amended plan of reorganization, pursuant to which, among other things, (i) in exchange for the discharge of the Bonds, the holders of the Bonds will receive 100% of the equity interests in the Company in the form of preferred stock and the existing equity securities of the Company will be cancelled, (ii) certain of the Consenting Bondholders and certain affiliates of certain of the Consenting Bondholders have committed to provide (a) if requested by the Company, a debtor-in-possession financing of up to $10 million, and (b) an exit financing facility of $40 million (the proceeds from which will be used to repay the debtor-in-possession financing, among other things), subject to certain conditions, and (iii) the Company will become a private company (the “Bondholder Restructuring”). In exchange for the commitments to provide the debtor-in-possession financing and the exit financing, the Company will pay certain fees in the form of cash and warrants to those Consenting Bondholders and affiliates of Consenting Bondholders making such commitments. The Plan Support Agreement was filed with the Bankruptcy Court along with the amended plan of reorganization and amended disclosure statement on March 7, 2011.

The Bondholder Restructuring is subject to a number of additional conditions, including but not limited to the emergence of the Company from its bankruptcy protection by May 16, 2011, adherence to a cash collateral budget, as well as certain bankruptcy-related preconditions, including the entry of certain final orders by the Bankruptcy Court incorporating, among other items, a confirmation order related to the amended plan of reorganization.

The foregoing summary is qualified in its entirety by reference to the Plan Support Agreement, which is attached as an exhibit hereto and is incorporated herein by reference in this Schedule 13D. A copy of the Plan Support Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011.

In connection with the Bondholder Restructuring, on March 7, 2011 a managing member of the Fund GP, acting as general partner of QVT Fund LP and Quintessence Fund L.P. (the “QVT Bondholders”), submitted a declaration (the “Declaration”) to the Bankruptcy Court stating that the QVT Bondholders will not support the Company’s proposed plan of reorganization and that subject to the entry of an order by the Bankruptcy Court approving the disclosure statement in connection with the Bondholder Restructuring, the QVT Bondholders will vote in favor of the Bondholder Restructuring, provided that neither the Plan Support Agreement nor the obligations of the Consenting Bondholders to vote in favor of the Bondholder Restructuring has been theretofore terminated. The Declaration further stated that to the extent the Bondholder Restructuring is not determined to be a superior bid to the Company’s plan of reorganization, the QVT Bondholders would support termination of the Company’s exclusive periods to file and solicit votes for its plan of reorganization.

The foregoing summary of the Declaration is qualified in its entirety by reference to the Declaration, which is attached as an exhibit hereto and is incorporated herein by reference in this Schedule 13D.

Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan. Accordingly, this schedule is not intended to be, nor should it be construed as, a solicitation for a vote on the Bondholder Restructuring.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by deleting the third paragraph in its entirety and inserting the following in lieu thereof:

In connection with the Bondholder Restructuring and the Plan Support Agreement entered into by the Consenting Bondholders, a managing member of the Fund GP, as general partner of the QVT Bondholders, submitted the Declaration to the Bankruptcy Court on March 7, 2011. The Declaration is described in Item 4 hereto and attached hereto as Exhibit 3.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13D

Exhibit 2 – Plan Support Agreement**

Exhibit 3 – Declaration submitted to the Bankruptcy Court

**	Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2011

QVT FINANCIAL LP By: QVT Financial GP LLC, its General Partner		QVT FUND LP By: QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
	Name: Michael Gat		Name: Michael Gat
	Title: Authorized Signatory		Title: Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
	Name: Michael Gat		Name: Michael Gat
	Title: Authorized Signatory		Title: Authorized Signatory

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: March 10, 2011

QVT FINANCIAL LP		QVT FUND LP

By: QVT Financial GP LLC, its General Partner		By: QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
	Name: Michael Gat		Name: Michael Gat
	Title: Authorized Signatory		Title: Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Michael Gat	By:	/s/ Michael Gat
	Name: Michael Gat		Name: Michael Gat
	Title: Authorized Signatory		Title: Authorized Signatory

Exhibit 3

THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF MASSACHUSETTS

(EASTERN DIVISION)

In re: MOLECULAR INSIGHT PHARMACEUTICALS, INC., Debtor.	Chapter 11 Case No. 10-23355 (FJB)

DECLARATION OF TRACY FU

I, Tracy Fu, hereby declare, under penalty of perjury, that the following is true and correct:

1. I am a Managing Member of QVT Associates GP LLC, acting as General Partner of QVT Fund LP and Quintessence Fund L.P. (collectively “QVT”).

2. Each of QVT Fund LP and Quintessence Fund L.P. is a holder of senior secured floating rate bonds (the “Bonds”) due November 2012 issued pursuant to that certain Indenture dated as of November 16, 2007, by and between the above-captioned debtor and debtor-in-possession (the “Debtor”), as issuer, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee and collateral agent.

3. Except as otherwise indicated, all facts set forth in this Declaration (the “Declaration”) are based upon my personal knowledge, information supplied to me by members of the Debtor’s management and professionals, or learned from my review of relevant documents or upon my opinion based upon my experience with, and knowledge of, Debtor’s operations and financial condition. If I were called upon to testify, I would testify to the facts set forth herein.

4. I have reviewed the Debtor’s Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Debtor’s Plan”) [Doc. No. 186] and the Debtor’s Disclosure

Statement for Debtor’s Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”) [Doc. No. 187]. QVT will not support the Debtor’s Plan.

5. Certain holders of the Bonds (the “Bondholders”) have developed a confirmable chapter 11 plan (the “Bondholder Plan”) which will, among other things, propose the conversion of over $200 million of secured indebtedness to equity and the infusion of $40 million of new cash, $10 million of which is available, at the Debtor’s request, as debtor-in-possession financing thereby immediately reducing the reorganized Debtor’s significant debt service load.

6. I have reviewed the Bondholder Plan Term Sheet dated February 28, 2011 and the Bondholder Plan Support Agreement of even date therewith. Subject to the entry of an order approving the Disclosure Statement in connection with the Bondholder Plan, QVT will vote in favor of the Bondholder Plan; provided that the Bondholder Plan Support Agreement or the obligations of the other Bondholders signatory thereto to vote in favor of such plan has not previously been terminated.

7. To the extent the Bondholder Plan is not determined to be a superior bid to the Debtor’s Plan, QVT is in support of termination of the Debtor’s exclusive periods to file and solicit votes for its plan.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Pursuant to 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct.

Executed:	February 28, 2011
New York, New York

/S/ TRACY FU
Tracy Fu